UNITED STATES
                        SECURITIES AND EXCHANGE COMMISION
                             Washington, D.C. 20549
                              -------------------

                                   FORM 12b-25
                                 SEC File Number
                           NOTIFICATION OF LATE FILING

  (Check One):
     [ ] Form 10-K and 10-KSB   [ ]  Form 20-F         [ ] Form 11-K
     [x] Form 10-Q and 10-QSB   [ ] Form N-SAR         [ ] Form N-CSR
                      For Period Ended: September 30, 2007


  PART I  --  REGISTRANT INFORMATION -

  CVD EQUIPMENT CORPORATION
  Full Name of Registrant

  N/A
  Former Name if Applicable

  1860 Smithtown Avenue
  Address of Principal Executive Office (Street and Number)

  Ronkonkoma, New York  11779
  City, State and Zip Code

  PART II --  RULES 12b-25(b) and (c)

  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  [ ]  a.   The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

  [x]  b.   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR, or Form
            N-CSR, or portion therof, will be filed on or before the fifteenth calendar day following the prescribed due date; ot the subject quarterly report or transition report on Form 10-Q, or Form 10-QSB, or portion therof, will be filed on or before the fifth calendar day following the prescribed due date; and

  [ ]  c.   The accountant's statement or other exhibit required by Rule 12b-
            25(c) has been attached if applicable.

  PART III --  NARRATIVE

  State below in reasonable detail why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, N-CSR, or the transition report or portion therof, could not be filed within the prescribed time period.

  The Company is unable to complete its report on Form 10-QSB for the quarter ended September 30, 2007, which is primarily due to the Registrant's need to finalize the financial statements necessary for such report.

  PART IV --  OTHER INFORMATION

  (1) Name and telephone number of person to contact in regard to this notification

            Glen Charles               631              981-7081
             (NAME)                 (Area Code)      (Telephone Number)

  (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                       Yes [x]   No [ ]

  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion therof?
                                                        Yes [ ]   No [x]

  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                            CVD Equipment Corporation
                  (Name of Registrant as Specified in Charter)

  has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

  Date     November 14, 2007      By  /s/ Glen Charles
                                      Glen Charles, Chief Financial Officer